Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 2 to the Form S-3 Registration Statement and related Prospectus of Bakkt Holdings, Inc. for the registration of Class A Common Stock, Preferred Stock, Debt Securities, Warrants and Units with an aggregate offering price not to exceed $150,000,000 and to the incorporation by reference therein of our report dated March 24, 2023, with respect to the consolidated financial statements of Bakkt Holdings Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

February 14, 2024